Notice to ASX/LSE Rio Tinto Finance (USA) plc prices US$1.75 billion of fixed rate notes 7 March 2023 Rio Tinto has priced US$650 million of 10-year fixed rate SEC-registered debt securities and US$1.1 billion of 30-year fixed rate SEC-registered debt securities. The bonds will be issued by Rio Tinto Finance (USA) plc and will be fully and unconditionally guaranteed by Rio Tinto plc and Rio Tinto Limited. The 10-year notes will pay a coupon of 5.000 per cent and will mature March 9, 2033 and the 30-year notes will pay a coupon of 5.125 per cent and will mature March 9, 2053. Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Santander US Capital Markets LLC and SMBC Nikko Securities America, Inc. acted as Joint Book-running Managers, Bank of China Limited, London Branch, CIBC World Markets Corp., Citigroup Global Markets Inc. and HSBC Securities (USA) Inc. acted as Joint Bookrunners, and ANZ Securities, Inc., Credit Agricole Securities (USA) Inc., Mizuho Securities USA LLC, nabSecurities, LLC, Natixis Securities Americas LLC and Westpac Banking Corporation acted as Co- Managers. IMPORTANT INFORMATION This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor does it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The offering to which this media release relates was made pursuant to an effective registration statement that Rio Tinto Finance (USA) Limited, Rio Tinto Finance (USA) plc, Rio Tinto Finance (USA) Inc., Rio Tinto plc and Rio Tinto Limited (together, “Rio Tinto”) filed with the US Securities and Exchange Commission (the “SEC”) and only by means of a prospectus supplement and accompanying base prospectus. Rio Tinto will file with the SEC a final prospectus supplement to the base prospectus for the offering. You can obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Copies of the prospectus supplement, the accompanying base prospectus and the final prospectus relating to the offering can be obtained from Rio Tinto at the registered address below, any underwriter or any dealer participating in the offering (Deutsche Bank Securities Inc. at 1-800-503-4611, J.P. Morgan Securities LLC collect at 1-212-834-4533, Santander US Capital Markets LLC at 1-855-403-3636 and SMBC Nikko Securities America, Inc. at 1-888-868-6856). EXHIBIT 99.1

Notice to ASX/LSE 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Media Relations, Americas Simon Letendre M +514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com